

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2009

MAIL STOP 3561

<u>Via U.S. mail and facsimile</u>

Daniel K. Leonard
President, CEO
Strike Axe, Inc.
17445 Arbor Street
Omaha, NE 68130

Re: Strike Axe, Inc.
    Supplemental Correspondence Re Form 10, Amendment 2
    Submitted March 13, 2009
    File No. 0-53304

Dear Mr. Leonard:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your response to comment two of our letter dated January 5, 2009. We also note the statement "[n]one" under Item 10, Recent Sales of Unregistered Securities. Please revise to provide disclosure relating to the 2008 transaction(s). We may have further comment.

2. With respect to the disclosure of the 2008 reorganization, please revise to clarify the difference, if any, between Pristine International Seafood, Inc. and "Pristine Merger," and clarify when Strike Axe and its former parent company, referred to as Pristine

International Seafood, Inc. and "Pristine Merger," became domiciled in Delaware. You state in the organization background paragraph that Pristine International Seafood, Inc. redomiciled in Delaware in August 2007. However, you also state that Pristine Merger caused Pristine International Seafood, Inc to be incorporated in Delaware on February 8, 2008. It is unclear when the redomiciliation occurred and whether Pristine Merger is the same entity as Pristine International Seafood, Inc. Please revise accordingly.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
         Healthcare Services

cc: John Heskett
       Via facsimile to: (918) 336-3152